ทะเบียนเลขที่ บมจ. 53
File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

02 MAY 14 AM 10:56

No. PTTEP 810/095 /200[redacted]

Finance Dept.
Tel. 66 (0) 2537-4512

02034066

Date: May 2, 2002

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

SUPPL

- ☑ Annual Report of 2001
- ☐ Financial Statement
- ☐ News Release on
- ☑ Copy of the letter to the Stock Exchange of Thailand dated April 30, 2002 "Resolutions of 2002 General Shareholders' Meeting"

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

- ☐ Others

Yours sincerely,

Wanna-arpa P.

Wanna-arpa Pukphibulya
Senior Officer, Investor Relations

dlw 5/21

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

File No. 82-3827

No.PTTEP1.810/117/2002

Finance Dept.
Tel: 0-2537-4512

02 MAY 14 AM 10:53

April 30, 2002

President
The Stock Exchange of Thailand
62 Ratchadapisak Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Resolutions of 2002 General Shareholders' Meeting
Attachment: Warrant Allotment Program of PTTEP for its Directors, Management and Employees

PTT Exploration and Production Public Company Limited (PTTEP) would like to report the resolutions of the 2002 General Shareholders Meeting held on Tuesday April 30, 2002 at 15.30 hours, the Auditorium, 2nd Floor, PTT Head Office Building, 555 Vibhavadi-Rangsit Road, Ladyao, Chatuchak, Bangkok. The details are as follows:

Agenda 1 To approve the Minutes of the 2001 General Shareholders' Meeting.

Resolution: The Meeting approved the Minutes.

Agenda 2 To acknowledge the Company's performance in the year 2001 and to approve the 2001 Financial Statements including the dividend payment.

Resolution: The Meeting acknowledged the Company's performance in the year 2001 and approved the 2001 Financial Statements, including the dividend payment of Baht 6 per share which will be paid on May 17, 2002.

Agenda 3 To approve the appointment of new directors in replacement of those who are due to retire by rotation; and to set the directors' remunerations.

Resolution: 1. The Meeting re-elected four retiring directors and elected one new director as five new directors in replacement of those who are due to retire by rotation as follows:

Re-elected Directors:	1.1	Mr.Prasit	Koowilaikul	Director
	1.2	Mr.Vuthibhandhu	Vichairatana	Director
	1.3	Mr.Viset	Choopiban	Director
	1.4	Mr.Prasert	Boonsumpan	Director
New Director:	1.5	Mr.Cherdpong	Siriwit	Director

2. The Meeting approved the directors' remunerations for the year 2002 onward, as proposed by directors, and with the votes required by law as follows:
   2.1 Directors of the Board are to receive:
      (1) Retainer Fee of Baht 20,000 /person/month
      (2) Meeting Fee of Baht 10,000/person/meeting

(3) Bonus for all directors within the fiscal year at the amount limited to Baht 8 million/year; and for any year which the company earns a profit of more than Baht 10,000 million, directors will receive an extra bonus of 0.08 percent of the net profit amount which is in excess of the Baht 10,000 million but total amount not more than Baht 15 million. The bonus is to be adjusted according to the directors' attendance of meetings and will be paid after the Board of the Directors has approved the year-end financial statement and shall be recorded as the expense of that fiscal year.

(4) The Chairman is to receive an extra 25 percent.

2.2 Members of specific committees, namely the Audit Committee and the Remuneration Committee, will receive Baht 20,000/person/meeting, with the Chairman receiving an extra 25 percent.

Agenda 4 To appoint the auditor and set the auditor's fee.

Resolution: The Meeting approved the appointment of the State Audit Office as the Company's auditor for the year 2002, and set the auditor's fee at the same rate as last year's, Baht 900,000. The State Audit Office will also be the auditor of the Company's subsidiaries.

Agenda 5 To approve the amendment of the Articles of Association, totaling 4 articles.

Resolution: The Meeting approved, with the votes required by law, the amendment of the Articles of Association, totaling 4 articles as follows:

"**Article 8.** The Company may not own its shares or take them in pledge except in the following circumstances:

(1) The Company may buy-back its shares from shareholders who vote against a shareholders' resolution approving amendments to the Articles of Association concerning voting rights and dividend entitlement because these shareholders consider themselves to have been unfairly treated.

(2) The Company may buy-back its shares for the purpose of financial management of the Company when the Company has accumulated profits and surplus liquidity, and the share buy-back will not lead the Company into financial difficulties.

The Board of Directors has the authority to buy-back its shares not exceeding 10 percent of the paid-up capital without prior concession from the shareholders' meeting.

This is provided that the shares bought back and held by the Company will not be counted to form a quorum for shareholders' meetings and will not have any voting rights or any right to receive dividends.

-3- / The Company...

The Company must dispose of the shares bought back in the foregoing paragraph within the period of time specified by the Company in the share buy-back program. If the Company fails to dispose of the shares bought back within the specified time, the Company will reduce its paid-up capital by way of registered share cutting for the indisposed portion. The share buy-back, the disposition of shares and the registered share cutting shall be in accordance with the principles and procedures specified in the Public Company Act or any other related laws."

"**Article 20.** The Board of Directors shall elect at least three, but not more than five, members to be the Audit Committee members with the responsibilities, qualifications and best practices as specified in the Charter by the Committee.

The Board of Directors shall elect at least 3 members to be the Remuneration Committee members; one of the members must be an independent director with the duty to consider the policy of the setting of the directors' and the president's remunerations. The Committee is to set up a fair and appropriate policy or method of the remunerations setting and propose for approval, the directors' remunerations to the Shareholders' Meeting, and the president's remunerations to the Board of the Directors."

"**Article 25.** A shareholder shall appoint only one proxy holder, and may not appoint more than one proxy holder.

A proxy granted may be in respect of all or a part of the total number of shares.

A shareholder may grant his/her proxy holder to vote independently or vote to the shareholders' requirements.

If the grantor of the proxy is a juristic person, or the proxy holder is a juristic person or both juristic persons, the proxy has to vote according to the shareholder's requirement only.

If the casting of votes on an agenda item are split, the shareholder or proxy holder has to inform the Meeting before making a resolution that he/she requires to split the casting of votes in the agenda."

"**Article 27.** In case the Company makes a decision to enter into a transaction which is a connected transaction or a transaction concerning the acquisition or disposition of material assets of the Company as defined in the Notification of the Securities Exchange of Thailand which is applied to a connected transaction of a listed company, as the case may be, and in the event that such Notification requires the Company as a listed company to undertake and process, the Company shall follow such rules and procedures in accordance with such Notification."

Agenda 6 To approve the issuance and offer of 2,000,000 units of warrants to purchase the Company's ordinary shares for directors, management and employees of the Company in year 2002.

The Meeting should acknowledge the 5-year-period Company Employees Stock Ownership Plan (ESOP) of the issuance and offer of warrants to directors, management and employees. The warrants will have a maturity of 5 years from the issued date. Total number of warrants to be issued are 10,000,000 units and the total number of newly issued ordinary shares reserved for the exercise of warrants are 10,000,000 shares at par value of Baht 5 each, accounting for 1.53% of the current paid-up capital. However the Company has to propose the program for approval in the shareholders' meeting each year during the 5-year period.

Resolution: The Meeting acknowledged the 5-year-period Company Employees Stock Ownership Plan (ESOP) of the issuance and offer of warrants to directors, management and employees and approved, with the votes required by law, the issuance and offer of 2,000,000 units of warrants to purchase the Company's ordinary shares to directors, management and employees of the Company in year 2002 as proposed, and with objection below the amount specified in the regulation (see details as attachment).

<u>Agenda 7</u> To approve the increase of the Company's registered capital from Baht 3,272,000,000 to Baht 3,322,000,000 by issuing new ordinary shares of 10,000,000 shares par value Baht 5 each, total amount of Baht 50,000,000, reserved for the exercise of the warrants issued and offered to directors, management and employees of the company.

Resolution: The Meeting approved, with the votes required by law, the increase of the Company's registered capital as proposed.

<u>Agenda 8</u> To approve the allotment of the 2,000,000 newly issued ordinary shares within 2002 for the exercise of right under the warrants issued to directors, management and employees.

Resolution: The Meeting approved, with the votes required by law, the allotment of the 2,000,000 newly issued ordinary shares within 2002 for the exercise of right under the warrants issued to directors, management and employees as proposed.

<u>Agenda 9</u> To approve the amendment of Clause 4 of the Company's Memorandum of Association.

Resolution: The Meeting approved, with the votes required by law, the amendment of Clause 4 of the Company's Memorandum of Association in compliance with the increase of the company's registered capital as follows:

"Clause 4	Registered capital	:	Baht 3,322,000,000 (Baht three thousand three hundred twenty two million)
	Divided into	:	664,400,000 Shares (Six hundred sixty four million four hundred thousand shares)
	Shares of Baht	:	Baht 5 (Baht Five) each, and comprising ;
	Ordinary Shares	:	664,400,000 Shares (Six hundred sixty four million four hundred thousand shares)
	Preference Shares	:	- (-)

-5- / Agenda 10...

Agenda 10 No other business.

Yours sincerely,

Chitrapongse Kwangsukstith

President

Attachment

Warrant Allotment Program of
PTT Exploration and Production Public Company Limited for
Its Directors, Management and Employees

We, PTT Exploration and Production Public Company Limited ("PTTEP"), intend to issue and offer warrants to purchase PTTEP's common shares to directors management and employees. The details are as follow:

1. **Objective and Necessities**
   1.1 To create ownership atmosphere among directors, management and employees
   1.2 To compensate and reward directors, management and employees who dedicated their time and effort to the Company , in order to retain valuable personnel with the Company.
   1.3 To be an incentive for directors, management and employees to perform their duties in the best interest of the Company.

2. **Details of Warrants**

Product	:	Warrants to purchase the PTTEP's common shares
Type	:	Specified holder name and non-transferable
Period	:	5 years commencing from the issuance date
Amount	:	2,000,000 units (two million units) or equivalent to 0.31% of the Company's total paid up capital
Amount of Shares Reserved for the Exercise of the Warrants	:	2,000,000 shares
Offer Price	:	0 Baht
Exercise Ratio	:	1 unit of warrant : 1 common share
Exercise Price	:	Market price calculated by using the average closing price of PTTEP share 20 working days prior to the date of which the warrant's issuance and offering date is determined.
Exercise Date	:	Able to convert 25% of allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion could be exercised every 3 months, in case the exercise date falls on a holiday the exercise date will be the next business day. Directors, management and employees could accumulate or delay the exercise of warrants for up to 5 years from the issue date.
Offering	:	To directors, management and employees of the company

3. **Allocation of warrants to directors of the company**

Name	*Number of warrants*
1. Mr. Manu Leopairote	9,000
2. Mr. Prasit Kovilaikool	7,000
3. Mr. Viset Choopiban	7,000
4. Mr. Vudhibandhu Vichairatana	7,000
5. Mr. Prasert Bunsumpun	7,000
6. Mr. Rathakit Manathat	7,000
7. Mr. Pala Sookawesh	7,000
8. Mr. Nopadon Mantajit	7,000
9. Mr. Anucha Sihanatkathakul	7,000
10. Lieutenant General Lertrat Ratanavanich	7,000
11. Mr. Pichai Chunhavajira	7,000

14. Mr. Chitrapongse Kwangsukstith* (President) 37,000

The number of warrants allocated to each director does not exceed 5% of the total warrants issued .

* Remark : The number of warrants comprise of allotment for the director position of 7.000 warrants and allotment for the management position of 30.000 warrants.

4. Name of employees received warrants exceeding 5% of the total warrants issued.

- None –

5. Effect upon shareholders from issuance of warrants and offering to directors, management and employees on this occasion

5.1 Effect upon Price Dilution due to exercise of right to purchase shares.
The issue and offering of warrants will not create any material effect upon the market price on the issue date, since the exercise price is calculated from the average closing price of PTTEP share 20 working days prior to the date of which the warrant's issuance and offering date is determined.

5.2 Effects upon profit sharing or voting right of existing shareholders (Control Dilution).
In case all 2,000,000 warrants are exercised, the effect upon profit sharing or voting right of existing shareholders (Control Dilution) will decrease by 0.31% given current issued and paid-up shares of 652,000,000 shares. Whereas the percentage of ownership or voting right of existing shareholders will be 99.69%

6. Methods and conditions of warrants allocation

Qualification of the receiver	:	Director, management and employee of the company including employees on probation and employees on secondment from PTT, and those who passed away, are infirm or retired in the year of the allocation of the warrants.
Allocation Method	:	The Board of Directors and/or parties assigned by the Board of Directors will determine the name of directors, management and employees and the number of warrants allocated to each person. The number of warrants allocated to each person will be determined by their job level.
Exercise Conditions	:	1. On each exercise date the holder of the warrants has to be PTTEP employees, except in case of death, infirmity or retirement, or any other cases as desired by PTTEP e.g. early retirement. However, this condition will not be applied to directors of the company and employees on secondment from PTT. 2. Un-exercised warrants or warrants held by disqualified holder will become invalid and have to be returned to the company.

7. Shareholders veto right against the issuing and offering of the warrants to directors, management and employees of the company.

The issuance and offering of warrants to directors, management and employees of the company will need a shareholders' resolution of 3/4 of shareholders present and have the right to vote and no shareholders holding shares together of more than 10% of

8. Other conditions

The Board of Directors and/or parties assigned by the Board of Directors will be responsible to seek approval from related authorities and will have the authority to proceed or decide on any related matter including authority to determine and/or amend methods, conditions and any other related matters as well as offering terms and conditions, issuance of share reserved for the conversion, change in exercise price and/or exercise ratio as deemed appropriate and within the related laws, rules and regulations.